June 7, 2022

VIA EDGAR

Re:	FINANCE OF AMERICA COMPANIES INC.

Post-Effective Amendment on Form S-3

File No. 333-256453

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Finance of America Companies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on June 9, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

FINANCE OF AMERICA COMPANIES INC.

By:	/s/ Anthony W. Villani
	Name:	Anthony W. Villani
	Title:	Chief Legal Officer

[Signature Page to Acceleration Request Letter]